Exhibit 4.2

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act Of 1934

The following information summarizes certain features and rights of our capital stock. The summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation, our bylaws and applicable provisions of Pennsylvania law.

General

The authorized capital stock of Peoples Financial Services Corp., a Pennsylvania corporation (“Peoples”), consists of twenty-five million (25,000,000) shares of common stock, $2.00 par value, of which 7,160,567 were issued and outstanding as of February 28, 2023; and five hundred thousand (500,000) shares of preferred stock, without par value, none of which were issued and outstanding as of February 28, 2023.

Peoples’s common stock is traded on the Nasdaq Global Select Market under the trading symbol “PFIS.”

Common Stock

Voting

Each holder of Peoples common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Peoples’s bylaws provide that its board of directors will be classified into three classes, each class to be as nearly equal in number, in respect to the time for which they severally hold office. At each annual meeting of shareholders, one class of directors is to be elected and each class of directors so elected will serve for a term of approximately three years.

Peoples’s articles of incorporation provide for majority voting in uncontested elections of directors. Under Peoples’s majority voting standard, each vote cast will be counted either “for” or “against” the nominee’s election as a director. To be elected in an uncontested election, a quorum must be present at the meeting and the number of votes cast by shareholders “for” a nominee’s election must exceed the number of votes cast “against” the nominee’s election. In a contested election, defined as on in which the number of director nominees exceeds the number of directors to be elected, the directors elected at such meeting shall be elected by a plurality of the votes cast in such election of directors, provided that a quorum is present.

Dividends

The holders of Peoples common stock share ratably in dividends when and if declared by Peoples’s board of directors from legally available funds. Declaration and payment of cash dividends by Peoples is largely dependent upon receipt of dividends from its subsidiary, Peoples Security Bank and Trust Company. The ability of Peoples and Peoples Security Bank and Trust

Company to pay dividends is subject to federal and state regulations. Peoples is a legal entity separate and distinct from Peoples Security Bank and Trust Company. Accordingly, the right of Peoples, and consequently the right of creditors and shareholders of Peoples, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Peoples in its capacity as a creditor may be recognized.

No Preemptive, Conversion or Redemption Rights

Holders of Peoples common stock do not have preemptive rights to acquire any additional shares of Peoples common stock. Peoples common stock is not subject to conversion or redemption.

Calls and Assessments

All of the issued and outstanding shares of Peoples common stock are fully paid and non-assessable.

Liquidation Rights

In the event of Peoples’s liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Peoples common stock will share ratably in any of its assets or funds that are available for distribution to its shareholders after satisfaction, or adequate provision is made for satisfaction, of its liabilities, and after payment of any liquidation preferences of any outstanding shares of Peoples preferred stock.

Preferred Stock

Peoples’s board of directors is authorized to issue shares of Peoples preferred stock, without shareholder approval. Peoples’s board will determine the rights, qualifications, limitations and restrictions of each series of Peoples preferred stock at the time of issuance, including without limitation, rights as to dividends, voting and convertibility into shares of Peoples common stock. Shares of Peoples preferred stock may have dividend, redemption, voting, and liquidation rights that take priority over the Peoples common stock, and may be convertible into Peoples common stock.

Anti-Takeover Article and Bylaw Provisions

Peoples’s articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of Peoples. Among other things these provisions:

•	Empower Peoples’s board of directors, without shareholder approval, to issue shares of Peoples preferred stock the terms of which, including voting power, are set by Peoples’s board of directors;
•	Divide Peoples’s board of directors into three classes serving staggered three-year terms;

•	Require that shares with at least 75 % or, in certain instances, a majority of total voting power approve the repeal or amendment of certain provisions of Peoples’s articles of incorporation;
•	Eliminate cumulative voting in the election of directors; and
•	Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

The Pennsylvania Business Corporation Law of 1988, as amended, also contains certain provisions applicable to Peoples that may have the effect of deterring or discouraging an attempt to take control of Peoples. These provisions, among other things:

•	Require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the Pennsylvania Business Corporation Law);
•	Prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the Pennsylvania Business Corporation Law);
•	Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights (Subchapter 25G of the Pennsylvania Business Corporation Law);
•	Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 24 or subsequent 18 months (Subchapter 25H of the Pennsylvania Business Corporation Law);
•	Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;
•	Provide that a corporation’s board of directors need not regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor;
•	Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation to justify, or higher burden of proof with respect to, any act relating to or affecting an acquisition or potential or proposed acquisition of control of the corporation than is applied to any other act;
•	Provide that acts relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the disinterested directors did not assent to such act in good faith after reasonable investigation; and
•	Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced directly by the corporation or may be enforced by an action in the right of the corporation, but may not be enforced directly by a shareholder.

The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require them to:

•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;
•	render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control, or under any other provision of the Pennsylvania Business Corporation Law relating to or affecting acquisitions or potential or proposed acquisitions of control; or
•	act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.